        Exhibit 99.1
Maxeon Solar Technologies Selects Albuquerque, New Mexico
As Site for New 3-Gigawatt Solar Cell and Panel Manufacturing Facility

-160-acre site selected to host > $1 billion manufacturing investment
-Creation of up to 1,800 new highly skilled manufacturing jobs
-Represents key advancement in re-shoring domestic solar supply chain

Singapore, August 10, 2023 - Maxeon Solar Technologies, Ltd. (NASDAQ: MAXN) ("Maxeon" or "the Company"), a global leader in solar innovation and channels, today announced it has chosen Albuquerque, New Mexico, as the location for its first U.S. manufacturing expansion. The new world-class, 3-gigawatt facility will be designed to produce latest-generation TOPCon PV-silicon cell technology and the Company’s proprietary shingled-cell Performance Line solar modules to meet rapidly growing demand for domestically produced solar panels. The new plant is planned to serve both the Utility Scale Power Plant market and Distributed Generation rooftop applications. The total investment of the project is expected to be over $1 billion, and is subject to a successful financial close under the U.S. Department of Energy’s (“DOE”) Title 17 Clean Energy Financing Program. Maxeon is currently in the due diligence stage of its loan application and site selection is an important milestone in completing this process with DOE’s Loan Programs Office. DOE's invitation into the due diligence and term sheet negotiation process is not an assurance that DOE will issue a loan guarantee, nor that the terms and conditions of a loan guarantee will align with terms proposed by the applicant.
“Thanks to the support of the Biden administration, the U.S. is now poised to re-shore and scale up a domestic solar supply chain. This will enhance national energy security and create a new cadre of well-paying manufacturing jobs. Maxeon is well positioned to play a significant role in this process by virtue of our proven experience in deploying and operating world-class solar cell and panel technology. We see tremendous opportunity to help the country advance its clean energy agenda while generating strong local economic impact,” said Bill Mulligan, Maxeon CEO.
The Maxeon plant is expected to be the first large-scale PV cell and panel manufacturing in New Mexico, and its planned capacity is approximately double the size of the largest silicon solar manufacturing facility currently operating in the U.S. Maxeon expects to begin construction in the first quarter of 2024, with factory ramp-up to commence in 2025. Maxeon has selected a 160-acre site located in the community of Mesa Del Sol, and is designing the complex to include solar cell fabrication, panel assembly, a warehouse, and administrative offices. Once complete, Maxeon estimates the new facility will create up to 1,800 jobs, including highly skilled manufacturing and engineering jobs, and produce millions of solar panels each year for the U.S. market. The New Mexico facility expands Maxeon’s global manufacturing footprint, which currently includes plants in Mexico, Malaysia and the Philippines.
Due to strong customer demand and the planned availability of sufficient infrastructure at the Mesa Del Sol site, Maxeon is currently evaluating plans to upsize the scale of its U.S. manufacturing operation by approximately 50% to a nameplate capacity of 4.5 GW. A final decision regarding plant capacity is expected later this year.
“The Inflation Reduction Act has catalyzed a new chapter in America’s energy transition. Our new solar cell and panel facility in New Mexico is an ambitious and concrete response to the need to decarbonize the U.S. economy while creating permanent highly-skilled local manufacturing and engineering jobs,” Mulligan added. “We expect the new plant will also serve as an anchor to attract further regional investment in the solar supply chain. As a company that started in Silicon Valley 38

        Exhibit 99.1
years ago, we are proud to be bringing U.S.-developed technologies back home and to contribute to the reshoring of a domestic solar supply chain.”
"I am proud to welcome Maxeon Solar Technologies' first US-based manufacturing facility to New Mexico," said Gov. Michelle Lujan Grisham. "This private investment shows how our state programs, paired with President Biden's Inflation Reduction Act, have charted a path for New Mexico as a leader in growing the clean energy economy and creating a strong workforce for the future."
"Albuquerque is at the forefront of the movement to bring manufacturing back home because of our unique location, affordability, and skilled workforce," said Albuquerque Mayor Tim Keller. "Bringing good paying jobs in clean energy will help foster new opportunities for families in New Mexico and create a more sustainable future for America."
“I fought hard to pass the Inflation Reduction Act last year because I knew it could be transformative for New Mexico’s families and the health of our climate. Maxeon’s new factory is proof that the Act is working as intended,” said Senator Martin Heinrich. “Maxeon’s facility will be the second major clean energy manufacturing facility to open in New Mexico since President Biden signed the Inflation Reduction Act. Together, we’re unleashing our clean energy potential and creating hundreds of high-quality jobs for New Mexicans. The best part: We’re only just getting started.”
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About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ:MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,700 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-plus-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive Change™ visit us at www.maxeon.com, on LinkedIn and on Twitter @maxeonsolar.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding the timing, financing and the Company’s expectations of success and profitability in its expansion strategy and planned projects in existing markets; the Company’s expectations regarding customer demand, growth projections, economic impact and energy security; the Company’s expectations regarding future performance based on our technology outlook, government incentives, bookings and pipelines in sales channels, and the operational efficiency of our supply chain; and the Company’s expectations regarding our future revenues resulting from contracted orders, including prepayments. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, approvals, incentives, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Item 3.D. Risk Factors.” Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at https://corp.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.
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Investor Contact: Robert Lahey, Robert.Lahey@maxeon.com, +1 (202) 2461-872
Media Contact: Anna Porta, anna.porta@maxeon.com, +39 345 770-6205